  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

GoPro, Inc.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

38268T 10 3
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Foxteq Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 9,414,480

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 9,414,480

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 9,414,480

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 15.3%

12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**	- Based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (52,091,317 shares of Class A Common Stock)

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Foxconn (Far East) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 9,414,480

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 9,414,480

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 9,414,480

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 15.3%

12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**	- Based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (52,091,317 shares of Class A Common Stock).

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Hon Hai Precision Ind. Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of China (Taiwan)

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 9,414,480

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 9,414,480

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 9,414,480

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 15.3%

12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**	- Based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (52,091,317 shares of Class A Common Stock).

Item 1.
	(a)	Name of Issuer GoPro, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3000 Clearview Way San Mateo, CA 94402

Item 2.
	(a)	Name of Person(s) Filing Foxteq Holdings Inc. Foxconn (Far East) Ltd. Hon Hai Precision Ind. Co., Ltd.
	(b)	Address of Principal Business Office or, if none, Residence No. 2, Ziyou Street, Tucheng District, New Taipei City, 23678, Taiwan
	(c)	Citizenship Cayman Islands Cayman Islands Republic of China (Taiwan)
	(d)	Title of Class of Securities Class A Common Stock, $0.0001 per share
	(e)	CUSIP Number 38268T 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 9,414,480

(b)	Percent of Class: 15.3%, based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2014 (52,091,317 shares of Class A Common Stock)

(c)	Number of shares as to which each person has:

(i) Sole power to direct the vote: 0

(ii) Shared power to direct the vote: 9,414,480

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 9,414,480

Consists of 9,414,480 shares of Class B common stock held by Foxteq Holdings Inc. that are immediately convertible into shares of Class A common stock. Foxconn (Far East) Ltd., an exempt company, is the manager of Foxteq Holdings Inc. Hon Hai Precision Ind. Co., Ltd., a company limited by shares, is the manager of Foxconn (Far East) Ltd.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Foxteq Holdings Inc. /s/ Chiu-Lian Yu Huang
Chiu-Lian Yu Huang
Foxconn (Far East) Ltd. /s/ Chiu-Lian Yu Huang
Chiu-Lian Yu Huang
Hon Hai Precision Ind. Co., Ltd. /s/ Teh-Tsai Huang
Teh-Tsai Huang

Index to Exhibits

No.	Exhibit
99.1	Joint Filing Agreement